C21 Investments Announces Q3 Results

$3.3 million Net Income highlights sustained profitability

VANCOUVER, December 16, 2021 - C21 Investments Inc. (CSE: CXXI and OTCQX: CXXIF) ("C21" or the "Company"), a vertically integrated cannabis company, today announced unaudited results for its third quarter ended October 31, 2021. All currency reported in U.S. dollars (unless otherwise noted).

Financial Highlights (period ending October 31, 2021):

  Revenue of $8.2 million; Year-to-Date Nevada revenue up 3% over last year
  Gross Profit of $4.4 million; Gross Margin of 43% before fair value adjustments
  Adjusted EBITDA1 of $2.2 million (a 27.4% EBITDA Margin) and $8.6 million year-to-date
  Nevada EBITDA of $3.8 million, up 14% over Q2; Nevada EBITDA of $11.5 million Year-to-Date
  Net Income of $3.3 million; Earnings Per Share of $0.03 for Q3 and $0.09 year-to-date
  Cash Flow from Operations of $5.5 million Year-to-Date which includes $3.1 million Income Tax paid
  Total Liabilities reduced by $4.2 million from Q2; $14.7 million in reductions Year-to-Date

Financial Commentary:

Revenue for the third quarter was $8.2 million, down 9% from Q2, in line with industry trends for the period. Comparatively, the State of Nevada reported a 17% decline in cannabis sales from July to September 20212. Recognizing market conditions, C21 remained vigilant in sustaining the profitability of its operations. The Nevada segment continued to deliver strong results, including $3.8 million in EBITDA for the third quarter - up 14% over Q2 - and $11.5 million Nevada EBITDA year-to-date (see Nevada EBITDA table in MD&A and below).

"C21 continues to deliver positive free cash flow and profitable bottom-line performance. Despite challenging markets in the quarter, our focus on efficiency delivered $0.03 in Earnings per Share, and allowed us to make further significant reductions to Total Liabilities," stated Sonny Newman, President and CEO of C21. "The first harvest from our expanded cultivation facility was completed in the third quarter, which delivered an 18% average increase in flower yields. As planned, we are now selling flower in the Nevada wholesale market, which we expect will drive topline growth moving forward. While the consolidation environment in the industry remains highly competitive, we continue to weigh strategic opportunities for the Company to maximize shareholder value."

Gross Profit for the quarter was $4.4 million, with Gross Margin of 43.0% before fair value adjustments down from 52% in Q2. This was impacted primarily by a decline in sales and weaker margins in Oregon. Nevada operations continued to deliver strong Gross Margin of 52.0% before fair value adjustments, up 100 basis points over Q2. The Company delivered $2.2 million of Adjusted EBITDA1 for the quarter, a 27.4% EBITDA Margin. Year-to-date adjusted EBITDA was $8.6 million, a 32.6% EBITDA Margin. SG&A expenses were relatively flat at $1.9 million (23% of revenue) for Q3.

1 See non-IFRS Measures below for "Adjusted EBITDA" and "Adjusted Net Income"

2 State of Nevada cannabis sales: https://tax.nv.gov/uploadedFiles/taxnvgov/Content/TaxLibrary/NV-Cannabis-Revenue-FY22(3).pdf

Cash Flow from Operations was $1.0 million for Q3 - the tenth consecutive quarter of positive Cash Flow from Operations - and totals $5.5 million year-to-date after $3.1 million in Income Tax paid (see Statement of Cash Flows). Q3 Cash Flow from Operations was impacted by pay down of accrued Income Tax of $1.4 million as well as Special Project costs of $0.2 million.

The Company reported Net Income of $3.3 million for Q3, or $0.03 Earnings Per Share and $11.4 million Net Income ($0.09 EPS) year-to-date. This included changes in fair value of derivative liabilities (see MD&A). Excluding the changes in derivative liabilities, Adjusted Net Income1 was $1.0 million for Q3.

Cash position at end of the third quarter was $3.3 million, down $0.9 million from Q2 reflecting the aforementioned accrued Income Tax payments and other one-time costs. The Company's Senior Secured Note was reduced by $1.5 million in the quarter. As a result, Total Liabilities for Q3 were reduced by $4.2 million from last quarter and $14.7 million year-to-date (see Balance Sheet summary provided).

Subsequent to the quarter end, the Company announced plans to transition to U.S. GAAP accounting for the fourth quarter and current fiscal year ending January 31, 2022 (see news release dated November 18, 2021).

Non-IFRS Measures:

"Adjusted EBITDA" and "Adjusted Net Income" are supplemental, non-GAAP financial measures. The Company defines EBITDA as earnings before depreciation and amortization (excluding rent classified as lease amortization), income taxes, and interest. Additionally, the Company's Adjusted EBITDA presented above excludes fair value adjustments, accretion, impairment charges, one-time transaction costs and all other non-cash items. The Company has presented "Adjusted EBITDA" and "Adjusted Net Income" because management believes these are useful measures for investors when assessing and considering the Company's continuing operations and prospects for the future. Furthermore, "Adjusted EBITDA" is a commonly used measurement in the financial community when evaluating the market value of similar companies. "Adjusted EBITDA" and "Adjusted Net Income" are not measures of performance calculated in accordance with IFRS, and these metrics should not be considered in isolation of, or as a substitute for, the measurement of the Company's performance prepared in accordance with IFRS. "Adjusted EBITDA," as calculated and reconciled in the table above, may not be comparable to similarly titled measurements used by other issuers and is not necessarily a measure of the Company's ability to fund its cash needs.

1 See non-IFRS Measures below for "Adjusted EBITDA" and "Adjusted Net Income"

Balance Sheet:

	Fiscal Year End January 31, 2022
(US$)	Q3 FYE 2022	Q4 FYE 2021
	October 31, 2021	January 31, 2021
Assets
Cash	3,278,993	6,237,182
Biological and Inventory	7,640,308	6,758,508
Other current	1,239,385	2,584,431
Current Assets	12,158,686	15,580,121

Fixed Assets / Goodwill / Intangibles	53,597,650	53,229,388
Total Assets	65,756,336	68,809,509

Liabilities
Accounts payable	2,965,462	2,680,996
Other notes, current lease etc.	1,852,287	3,585,546
Promissory note	6,080,000	6,080,000
Income tax	2,508,835	3,378,299
Current Liabilities	13,406,584	15,724,841

Other	492,908	517,294
Promissory note	3,546,667	8,106,667
Lease Liabilities	9,307,292	9,691,215
Derivative Liability	2,055,227	9,430,991
Total Liabilities	28,808,678	43,471,008

Equity	36,947,658	25,338,501
Total Liabilities and Shareholder's Equity	65,756,336	68,809,509
Working Capital Deficit	(1,247,898)	(144,720)

Financial Summary:

	Fiscal Year End January 31, 2022
(US$)	Q3	Q2
Revenue	$8,156,586	$8,975,731
Cost of Sales	4,653,131	4,281,788
Gross Profit (before FV adjustments) GM% (BFVA)	3,503,455 43.0%	4,693,943 52.3%
Gross Profit	4,394,239	4,541,567
Total Expenses SG&A% of Revenue	2,415,964 23.3%	2,353,378 20.0%
Income (Loss) from Operations	1,978,275	2,188,189
Net Income (Loss) Earnings Per Share	3,349,585 0.03	3,654,832 0.03
Adjusted EBITDA[1] EBITDA Margin%	2,235,434 27.4%	3,275,465 36.5%

1 See non-IFRS Measures for "Adjusted EBITDA", "Operating Cash Flow", "After-tax Operating Cash Flow", and "Adjusted Net Income"

Adjusted EBITDA:

Three months ended October 31			Nine Months ended October 31
	Q3 2022	Q3 2021	FYE 2022	FYE 2021

Income from operations	$1,978,275	$2,225,729	6,625,428	4,502,326

Net impact, fair value on biological assets	(890,784)	(1,394,419)	(1,122,404)	(970,586)
Depreciation and amortization	444,839	557,985	1,373,536	1,653,979
Depreciation/amortization in COGS	106,686	52,044	264,958	175,157
ROU amortization/interest in COGS	299,953	325,838	887,938	741,991
Share based compensation	67,396	334,307	321,567	397,108
One-time Special Project costs	229,069	-	229,069	-
Inventory impairment	-	1,042,874	-	1,384,922
Adjusted EBITDA	$2,235,434	$3,144,358	8,580,092	7,884,897

Nevada EBITDA (see MD&A):

	Fiscal Year End January 31, 2022
	Q3	Q2
	31-Oct-21	31-Jul-21
Revenue	$7,938,188	8,592,872
Cost of Sales	3,837,958	4,247,586
Gross Margin before fair value adjustments	4,100,230	4,345,286
	52%	51%
Gross Profit	4,764,760	4,366,201
	60%	51%
Expenses
General and Administration	938,337	1,016,288
Sales, Marketing and Promotion	7,339	11,795
Depreciation and Amortization	401,819	402,066
Total Expenses	1,347,495	1,430,149
Income from Operations	3,417,265	2,936,052
	43%	34%
Add back - Depreciation and Amortization	401,819	402,066
NEVADA EBITDA	3,819,084	3,338,118
Nevada EBITDA Margin%	48%	39%

For further inquiries, please contact:

Investor contact: Investor Relations info@cxxi.ca +1 833 289-2994	Company contact: Michael Kidd Chief Financial Officer and Director Michael.Kidd@cxxi.ca

About C21 Investments Inc.

C21 Investments is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, and Phantom Farms and Eco Firma Farms in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include the Company's positioning in the United States cannabis industry, the Company's ability to scale its existing vertical operations, the performance of the Company's operations generally and specifically in Nevada and Nevada retail, the Company's ability to remain profitable and outperform the market generally in Nevada, the performance of the Company's Nevada cultivation expansion including increased flower yields, the Company's ability to take advantage of opportunities in the wholesale market in Nevada, the performance of the Company's brands and the continued demand for cannabis products, the ability of the Company to successfully extend its retail footprint and pursue accretive growth, the expected benefits of the Company's transition to U.S. GAAP, and the nature and extent of the impact of the COVID-19 pandemic.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by the Company. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, risks and uncertainties arising from the impact of the COVID-19 pandemic on the Company's operations, and other factors, many of which are beyond the control of the Company.

The forward-looking statements contained in this news release represent the Company's expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.